April 17, 2019

Davide Murgio
Secretary
One Madison Corp
3 East 28th Street
8th Floor
New York City, NY 10016

       Re: One Madison Corp
           Amendment No. 1 to Form S-4 filed April 8, 2019
           File No. 333-230030

Dear Mr. Murgio:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Form S-4 filed April 8, 2019

Prior to the domestication, page 72

1.     We note your response to prior comment 2. However, it appears Exhibit
23.4 does not
       relate to Maples & Calder. If, instead, you mean that Maple & Calder's consent is Exhibit
       23.5, it is unclear why such consent refers to their name under the heading "Legal
       Matters," given that their name does not appear under that heading. Please file a revised consent that addresses the reference on page 73.
Background of the Business Combination, page 106

2. Please expand your revisions in response to prior comment 5 to clarify the reasons underlying the "more conservative view towards Ranpak's topline growth." Davide Murgio
One Madison Corp
April 17, 2019
Page 2
Exhibits

3. We note your response to prior comment 8. It appears from the third paragraph on page 2 of Exhibit 8.1 that counsel is merely opining that the disclosure referenced is accurate.
         Please note that the tax disclosure in the prospectus and counsel's opinion both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel or accountant, and that disclosure must clearly identify and articulate the opinion being rendered. Please refer to Section III.B of Staff Legal Bulletin
         No. 19.
        You may contact Tracie Mariner, Staff Accountant at 202-551-3744 or Terence O'Brien,
Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek, Special Counsel at
202-551-3641 or Amanda Ravitz, Assistant Director at 202-551-3528 with any other questions.



                                                               Sincerely,
FirstName LastNameDavide Murgio
                                                               Division of
Corporation Finance
Comapany NameOne Madison Corp
                                                               Office of
Manufacturing and
April 17, 2019 Page 2                                          Construction
FirstName LastName